

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

James Foster
Chief Executive Officer
Virax Biolabs Group Ltd
20 North Audley Street
London, W1K 6LX
United Kingdom

> **Re: Virax Biolabs Group Ltd**
> **Registration Statement on Form F-3**
> **Filed December 5, 2023**
> **File No. 333-275893**

Dear James Foster:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rongwei Xie